The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

VIA EDGAR

April 21, 2011

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C.   20549-8629

RE:	Tandy Representations – Lincoln Life & Annuity Company of New York and
Lincoln New York Account N for Variable Annuities (File Nos. 333-171096; 811-09763)
Pre-Effective Amendment No. 1

Dear Ms. Sazzman:

In regards to the referenced filing, Lincoln Life & Annuity Company of New York and Lincoln New York Account N for Variable Annuities (together “Lincoln”) represent the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mary Jo Ardington
Associate General Counsel